UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 3, 2021

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2020 to 31 December 2020

3 February 2021
Novo Nordisk's net profit increased by 8% in 2020

•Sales increased by 4% in Danish kroner and by 7% at CER to DKK 126.9 billion. Sales in International Operations increased by 7% in Danish kroner (10% at CER), and sales in North America Operations increased by 1% in Danish kroner (3% at CER). Sales growth was negatively impacted by COVID-19, driven by fewer patients initiating treatment.

•Sales within Diabetes and Obesity care increased by 5% to DKK 108.0 billion (8% at CER), driven by GLP-1 growth of 26% in Danish kroner (29% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Biopharm sales decreased by 1% in Danish kroner (increased by 1% at CER).
•The R&D pipeline progressed with the submissions of new drug applications for semaglutide 2.4 mg in obesity in the US and the EU. Furthermore, the phase 3b trial with semaglutide 2.0 mg in people with type 2 diabetes was successfully completed.
•As per end of February 2021, Mads Krogsgaard Thomsen, executive vice president (EVP) and chief scientific officer (CSO) will retire from Novo Nordisk and be succeeded by Marcus Schindler, who is promoted to CSO and EVP for Research & Early Development and Martin Holst Lange, who is promoted to EVP for Development.

•For the 2021 outlook, sales growth is expected to be 5-9% at CER, and operating profit growth is expected to be 4-8% at CER. Growth reported in DKK is expected to be around 4 and 6 percentage points lower than at CER for sales and operating profit, respectively.

•At the Annual General Meeting on 25 March 2021, the Board of Directors will propose a final dividend of DKK 5.85 for 2020 per share of DKK 0.20. The expected total dividend for 2020 is DKK 9.10 per share, of which DKK 3.25 was paid as interim dividend in August 2020. The Board of Directors intends to initiate a new 12-month share repurchase programme of up to DKK 17 billion.

PROFIT AND LOSS	2020	2019	Growth as reported	Growth at CER*
DKK million
Net sales	126,946	122,021	4%	7%
Operating profit	54,126	52,483	3%	7%

Net profit	42,138	38,951	8%	N/A
Diluted earnings per share (in DKK)	18.01	16.38	10%	N/A
* CER: Constant exchange rates (average 2019).

Lars Fruergaard Jørgensen, president and CEO: "We are very satisfied with the progress on our Strategic Aspirations in 2020 despite the challenges of COVID-19. This was only possible due to the commitment from all our employees. The financial results reflect sales growth in both International Operations and North America Operations driven by more patients using our GLP-1 treatments. Within R&D, key milestones in the fourth quarter were the regulatory submissions of semaglutide 2.4 mg which has the potential to redefine the treatment of obesity. In 2021, we will continue our focus on commercial execution while conducting more late-stage clinical trial programmes than ever to meet the unmet needs of people living with diabetes and other serious chronic diseases."
On 3 February 2021 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 2 of 36
UPDATE ON COVID-19

During the COVID-19 pandemic, Novo Nordisk's key priorities are to safeguard employees, continue the supply of lifesaving medicines and support societies around the world.

Production
Novo Nordisk's manufacturing sites continue to operate and products are still distributed and made available to patients worldwide.

R&D
Novo Nordisk continues conduct of all clinical trials already initiated. For ongoing trials, recruitment of new patients is still below pre-COVID-19 levels. Some new trials have been initiated.

Commercial
Most Novo Nordisk medicines are mainly used for chronic treatment. However, during the period of social distancing implemented in many markets, fewer new patients are initiating treatment. This is especially impacting launch products and products with a short stay time. A gradual recovery of patient initiations took place in the fourth quarter. In the beginning of the pandemic, stocking mainly at patient level was seen particularly in the US and Europe and a gradual destocking at patient level has taken place in the following quarters.

The COVID-19 pandemic continues to evolve differently across geographies and operations are running accordingly. In many markets, sales representatives are working from home using virtual promotion tools.

Support to society
Novo Nordisk supports societies and local healthcare systems during the COVID-19 pandemic with contributions in countries across the world, including patient support, emergency relief donations as well as protection equipment for medical staff and hospitals.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 3 of 36
STRATEGIC ASPIRATIONS

STRATEGIC ASPIRATIONS 2025
To reflect the broad aspects of Novo Nordisk across therapy areas and geographies, Novo Nordisk introduced in 2019 a comprehensive approach describing the future growth aspirations of the company under the headline Strategic Aspirations 2025.

The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for 2020:

Purpose and sustainability	Innovation and therapeutic focus
Adding value to society:
•Launch of social strategy 'Defeat Diabetes'
•Expansion of US affordability options
•Societal contributions during COVID-19 pandemic
•Lowered ceiling pricing of human insulin as part of Access to Insulin Commitment in 76 countries

Progress towards zero environmental impact:
•Sourcing of renewable power for all US operations and 100% renewable power across all production sites
•Launch of supplier target aiming at 100% renewable power across all suppliers by 2030 rog Ensure distinct core capabilities and evolve culture:
•Progress on diversity and inclusion agenda as well as digitalisation capabilities

Further raise innovation bar for diabetes treatment:
•Semaglutide high-dose phase 3b trial successfully completed and submitted in the EU and the US
•Phase 3a trial with once-weekly insulin icodec initiated
•Rybelsus® approved in the EU and Japan

Develop superior treatment solutions for obesity:
•Semaglutide 2.4 mg in obesity phase 3a programme successfully completed and submitted in the US and the EU
•Phase 2 monotherapy trial with AM833 phase 1 combination trial of AM833 and semaglutide 2.4 mg successfully completed

Dev Strengthen and progress Biopharm pipeline:
•Mim8 phase 1/2 trials initiated
•Concizumab phase 3 trial reinitiated

Establish presence in Other serious chronic diseases:
•Ziltivekimab phase 2b trial in cardiovascular disease successfully completed
•Semaglutide in NASH phase 2 trial successfully completed

Commercial execution	Financials
stre Strengthen diabetes leadership:
•Diabetes value market share increased by 0.7 percentage point to 29.3%

Sgd Strengthen obesity leadership and double sales
•Obesity care sales increased by 3% (CER) to DKK 5.6 billion
Stre
Sec Secure a sustained growth outlook for Biopharm
•Biopharm sales increased by 1% (CER)

Deliver solid sales and operating profit growth:
•Sales and operating profit growth at 7% (CER)
•Sales in International Operations grew by 10% (CER)
•In the US, 48% of sales came from products launched since 2015

           Drive operational efficiencies:
•Gross margin improvement (CER) driven by productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 28.6 billion reflecting acquisitions in 2020
•DKK 37.0 billion returned to shareholders through share buybacks and dividends

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 4 of 36
FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR 2020

PROFIT AND LOSS	2020	2019	2018	2017	2016	% change 2020 to 2019
(Amounts are in DKK million, except for earnings per share, dividend per share and employees)

Net sales	126,946	122,021	111,831	111,696	111,780	4%

Gross profit	106,014	101,933	94,214	94,064	94,597	4%
Gross margin	83.5%	83.5%	84.2%	84.2%	84.6%

Sales and distribution costs	32,928	31,823	29,397	28,340	28,377	3%
Percentage of sales	25.9%	26.1%	26.3%	25.4%	25.4%

Research and development costs	15,462	14,220	14,805	14,014	14,563	9%
Percentage of sales	12.2%	11.7%	13.2%	12.5%	13.0%

Administrative costs	3,958	4,007	3,916	3,784	3,962	(1%)
Percentage of sales	3.1%	3.3%	3.5%	3.4%	3.5%

Other operating income, net	460	600	1,152	1,041	737	(23%)

Operating profit	54,126	52,483	47,248	48,967	48,432	3%
Operating margin	42.6%	43.0%	42.2%	43.8%	43.3%

Financial items (net)	(996)	(3,930)	367	(287)	(634)	(75%)

Profit before income taxes	53,130	48,553	47,615	48,680	47,798	9%

Income taxes	10,992	9,602	8,987	10,550	9,873	14%
Effective tax rate	20.7%	19.8%	18.9%	21.7%	20.7%

Net profit	42,138	38,951	38,628	38,130	37,925	8%
Net profit margin	33.2%	31.9%	34.5%	34.1%	33.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	5,753	5,661	3,925	3,182	3,193	2%
Purchase of intangible assets	16,256	2,299	2,774	1,022	1,199	607%
Capital expenditure[1]	5,825	8,932	9,636	7,626	7,068	(35%)

Net cash generated from operating activities	51,951	46,782	44,616	41,168	48,314	11%
Free cash flow	28,565	34,451	32,536	32,588	39,991	(17%)

Total assets	144,922	125,612	110,769	102,355	97,539	15%
Equity	63,325	57,593	51,839	49,815	45,269	10%
Equity ratio	43.7%	45.8%	46.8%	48.7%	46.4%

Diluted earnings per share / ADR (in DKK)	18.01	16.38	15.93	15.39	14.96	10%
Total dividend per share 2)	9.10	8.35	8.15	7.85	7.6	9%

Payout ratio 3)	50.0%	50.5%	50.6%	50.4%	50.2%

1) Cash-based capital expenditure (purchase of property, plant and equipment) and intangible assets.
2) Total dividend for the financial year 2020 including proposed final dividend of DKK 5.85 per share and interim dividend paid in August 2020 of DKK 3.25 per share.
3) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have approved the Annual Report 2020 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this unaudited financial statement containing condensed financial information for 2020. This financial statement is prepared in accordance with the recognition and measurement requirements of the International
Financial Reporting Standards (IFRS) as issued by IASB and IFRS as endorsed by the EU.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 5 of 36
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 4% measured in Danish kroner and by 7% at CER to DKK 126,946 million in 2020. Sales growth was negatively impacted by COVID-19, driven by fewer patients initiating treatment. Sales in International Operations increased by 7% measured in Danish kroner and by 10% at CER. Sales in North America Operations increased by 1% measured in Danish kroner and by 3% at CER.

As of April 2020, International Operations was reorganised and financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan) and Rest of World (covering all other countries except for North America). North America Operations was not impacted by the reorganisation and still includes the US and Canada. Please see appendix 8 for a breakdown of sales per area in 2019.

Sales split per geographical area	Sales 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	65,829	7%	10%	77%
- EMEA	34,297	6%	9%	34%
- Region China	14,084	10%	11%	18%
- Rest of World	17,448	6%	12%	25%
North America Operations	61,117	1%	3%	23%
- The US	57,824	1%	3%	18%

Total sales	126,946	4%	7%	100%

International Operations
Sales in International Operations increased by 7% measured in Danish kroner and by 10% at CER. Sales growth was driven by all geographical areas, with EMEA growing by 9% (CER), Rest of World growing by 12% (CER) and Region China growing by 11% (CER). Sales growth was driven by all therapy areas. Sales growth was negatively impacted by COVID-19, driven by fewer patients initiating treatment

EMEA
Sales in EMEA increased by 6% measured in Danish kroner and by 9% at CER. Sales growth was driven by Diabetes care growing by 10% (CER) driven by increased GLP-1 and insulin sales. Biopharm sales increased by 4% (CER) and Obesity care increased by 18% (CER).

Region China
Sales in Region China increased by 10% measured in Danish kroner and by 11% at CER. Sales growth was driven by Diabetes care growth of 11% (CER) due to increased modern and new-generation insulin sales and Biopharm growing by 33% (CER).

Rest of World
Sales in Rest of World increased by 6% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 16% (CER) reflecting increased insulin and GLP-1 sales, Biopharm growing by 5% (CER) and Obesity care growing by 4% (CER).

North America Operations
Sales in North America Operations increased by 1% measured in Danish kroner and by 3% at CER. Sales growth was negatively impacted by COVID-19 due to fewer patients initiating treatment and increased unemployment in the US, partially offset by COVID-19-related stocking in the first quarter.

The sales development reflects Diabetes care GLP-1 sales growing by 28% (CER). This was partially offset by insulin sales declining by 20% (CER) due to lower realised prices in the US following unfavourable channel mix, rebate enhancements, affordability programmes and changes in the coverage gap legislation as well as Biopharm sales declining by 6% (CER) and Obesity care declining by 1% (CER).

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 6 of 36
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in 2020 was 4% measured in Danish kroner and 7% at CER driven by growth across all therapy areas with Diabetes care sales growth of 8% (CER), Obesity care sales growth of 3% (CER) and Biopharm sales growth of 1% (CER). Sales growth was negatively impacted by COVID-19, driven by fewer patients initiating treatment.

Sales split per therapy	Sales 2020 DKK million	Sales 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Long-acting insulin	18,439	20,776	(11%)	(9%)	(23%)
- Tresiba®	8,968	9,259	(3%)	(1%)	(1%)
- Xultophy®	2,444	2,210	11%	13%	3%
- Levemir®	7,027	9,307	(24%)	(22%)	(25%)

Premix insulin	10,925	10,578	3%	6%	8%
- Ryzodeg®	1,291	993	30%	35%	4%
- NovoMix®	9,634	9,585	1%	3%	4%

Fast-acting insulin	18,313	19,303	(5%)	(3%)	(6%)
- Fiasp®	1,385	1,243	11%	13%	2%
- NovoRapid®	16,928	18,060	(6%)	(4%)	(8%)

Human insulin	8,873	9,036	(2%)	2%	2%

Total insulin	56,550	59,693	(5%)	(3%)	(19%)

Victoza®	18,747	21,934	(15%)	(13%)	(34%)
Ozempic®	21,211	11,237	89%	93%	128%
Rybelsus®	1,873	50	—	—	23%
Total GLP-1	41,831	33,221	26%	29%	117%

Other Diabetes care[1]	4,031	4,247	(5%)	(3%)	(2%)

Total Diabetes care	102,412	97,161	5%	8%	96%

Obesity care (Saxenda®)	5,608	5,679	(1%)	3%	2%

Diabetes and Obesity care total	108,020	102,840	5%	8%	98%

Biopharm segment
Haemophilia[2]	9,662	10,281	(6%)	(4%)	(5%)
- NovoSeven®	7,203	8,119	(11%)	(9%)	(9%)
- NovoEight®	1,462	1,525	(4%)	(1%)	0%
Growth disorders (Norditropin®)	7,704	7,275	6%	8%	7%
Other Biopharm[3]	1,560	1,625	(4%)	(2%)	0%
Biopharm total	18,926	19,181	(1%)	1%	2%

Total sales	126,946	122,021	4%	7%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 7 of 36
DIABETES AND OBESITY CARE
Diabetes care, sales development
Sales in Diabetes care increased by 5% measured in Danish kroner and by 8% at CER to DKK 102,412 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 28.6% to 29.3%, driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2020 and November 2019 provided by the independent data provider IQVIA.

Diabetes care, development per area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2020 DKK million	Growth at CER
	2020	2019

Global	29.3%	28.6%	102,412	8%
International Operations	23.0%	22.0%	52,063	11%
- EMEA *	27.6%	26.9%	26,488	10%
- Region China **	29.7%	27.4%	13,642	11%
- Rest of World ***	13.4%	12.8%	11,933	16%
North America Operations	31.5%	31.1%	50,349	5%
- The US	31.6%	31.3%	47,857	4%

Source: IQVIA, November 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

Insulin
Sales of insulin decreased by 5% measured in Danish kroner and by 3% at CER to DKK 56,550 million. The sales decrease was driven by declining sales in the US, partly offset by increased sales in International Operations.

Sales of long-acting insulin decreased by 11% measured in Danish kroner and by 9% at CER to DKK 18,439 million. Novo Nordisk has increased its global volume market share in the long-acting insulin segment from 32.4% to 32.8% in the last 12 months. The sales decline measured at CER was driven by declining Levemir® and Tresiba® sales, partially offset by increased sales of Xultophy®. Tresiba® has been launched in 91 countries, while Xultophy® has been launched in 42 countries.

Sales of premix insulin increased by 3% measured in Danish kroner and by 6% at CER to DKK 10,925 million. Novo Nordisk is the market leader in the premix insulin segment with a global volume market share of 65.2% compared to 64.2% 12 months ago. The sales increase was driven by increased sales of both Ryzodeg® and NovoMix®. Ryzodeg® has now been launched in 37 countries.

Sales of fast-acting insulin decreased by 5% measured in Danish kroner and by 3% at CER to DKK 18,313 million. Novo Nordisk is the market leader in the fast-acting insulin segment and has increased its global volume market share to 51.7% from 50.7% in the last 12 months. The sales decrease was driven by NovoRapid®, partly offset by increased Fiasp® sales. Fiasp® has now been launched in 41 countries.

Sales of human insulin decreased by 2% measured in Danish kroner and increased by 2% at CER to DKK 8,873 million.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 8 of 36

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2020 DKK million	Growth at CER
	2020	2019

Global	47.2%	46.5%	56,550	(3%)
International Operations	50.1%	49.2%	38,352	9%
- EMEA *	47.5%	46.5%	18,364	5%
- Region China **	50.4%	50.5%	11,053	13%
- Rest of World ***	57.2%	56.3%	8,935	12%
North America Operations	39.5%	39.9%	18,198	(20%)
- The US	39.4%	40.0%	17,146	(22%)

Source: IQVIA, November 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 5% measured in Danish kroner and by 9% at CER. Sales growth at CER was driven by all insulin segments.

EMEA
Sales of insulin in EMEA increased by 2% measured in Danish kroner and by 5% at CER. Sales growth was driven by long-acting and fast-acting insulin, partially offset by premix insulin and human insulin.

Region China
Sales of insulin in Region China increased by 11% measured in Danish kroner and by 13% at CER. The sales growth was driven by all insulin products except for human insulin. Tresiba® was included on the National Reimbursement Drug List in January 2020 and hospital listings have progressed.

Rest of World
Sales of insulin in Rest of World increased by 6% measured in Danish kroner and by 12% at CER. The sales growth was driven by human insulin and the portfolio of modern and new-generation insulin .

North America Operations
Sales of insulin in North America Operations decreased by 22% measured in Danish kroner and by 20% at CER. The sales decline in the US was driven by lower realised prices following rebate enhancements, unfavourable channel mix, changes in the coverage gap legislation and launch of affordability programmes. Novo Nordisk has a volume market share of 39.5% of the total insulin market.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 9 of 36
GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Ozempic®, Victoza® and Rybelsus®) increased by 26% measured in Danish kroner and by 29% at CER to DKK 41,831 million. Ozempic® has now been launched in 52 countries with sales of DKK 21,211 million, and Rybelsus® has been launched in nine countries with sales of DKK 1,873 million. The GLP-1 segment’s value share of the total diabetes market has increased to 22.0% compared with 18.0% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 50.4% value market share, an increase of 2.9 percentage points compared to 12 months ago. Sales growth was negatively impacted by COVID-19.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	November	November	Sales 2020 DKK million	Growth at CER
	2020	2019

Global	50.4%	47.5%	41,831	29%
International Operations	53.6%	50.6%	10,765	32%
- EMEA *	55.1%	52.9%	7,399	31%
- Region China **	90.5%	92.8%	1,043	18%
- Rest of World ***	43.6%	38.8%	2,323	41%
North America Operations	49.9%	47.0%	31,066	28%
- The US	49.3%	46.5%	29,768	27%

Source: IQVIA, November 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 28% measured in Danish kroner and by 32% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 10.8% from 9.1% 12 months ago. Novo Nordisk is the market leader with a value market share of 53.6%.

EMEA
Sales in EMEA increased by 30% measured in Danish kroner and by 31% at CER. The sales growth reflects the uptake of Ozempic®, partially offset by lower sales of Victoza®. Rybelsus® has now been launched in seven countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 55.1%.

Region China
Sales in Region China increased by 16% measured in Danish kroner and by 18% at CER. The increased sales reflect volume growth, partly offset by lower realised prices. The GLP-1 class' share of the overall diabetes market value increased to 3.0% from 2.1% 12 months ago. Victoza® has a market share of 90.5%.

Rest of World
Sales in Rest of World increased by 28% measured in Danish kroner and by 41% at CER. The sales growth reflects increased sales of Ozempic® and Victoza®. Novo Nordisk remains the market leader with a value market share of 43.6%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 25% measured in Danish kroner and by 28% at CER. Novo Nordisk is the market leader with a 49.9% value market share compared to 47.0% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 26.0% compared to 21.3% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 30%. Rybelsus® has around 90% market access across commercial and Medicare plans and the weekly new-to-brand market share is 11.5%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 57.1%. Novo Nordisk is the market leader measured on total monthly prescriptions for the combined GLP-1 portfolio.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 10 of 36
Sales of GLP-1 in the US increased by 27% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements, unfavourable channel and payer mix as well as changes in coverage gap legislation.

Obesity care, sales development
Sales of Saxenda® decreased by 1% measured in Danish kroner and increased by 3% at CER to DKK 5,608 million. Saxenda® sales growth at CER was driven by International Operations, partially offset by North America Operations. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment. Saxenda® has now been launched in 55 countries. Novo Nordisk currently has a value market share of 64.7% of the global obesity prescription drug market.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 2020 DKK million	Growth at CER

Global	5,608	3%
International Operations	2,118	11%
- EMEA	1,124	18%
- Region China	10	11%
- Rest of World	984	4%
North America Operations	3,490	(1%)
- The US	3,230	(2%)

International Operations
Sales of Saxenda® in International Operations increased by 2% measured in Danish kroner and by 11% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 40.4% in the obesity prescription drug market. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19.

EMEA
Sales of Saxenda® in EMEA increased by 15% measured in Danish kroner and by 18% at CER. Novo Nordisk currently has a value market share of 67.3% in the obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World decreased by 10% measured in Danish kroner and increased by 4% at CER. Saxenda® has been launched in 17 countries in Rest of World. Novo Nordisk currently has a value market share of 31.5% in the obesity prescription drug market.
North America Operations
Sales of Saxenda® in North America Operations decreased by 3% measured in Danish kroner and by 1% at CER. Saxenda® continues to grow volume and Novo Nordisk now has a value market share of 80.2% in the obesity prescription drug market in North America Operations. Sales were negatively impacted by fewer patients initiating treatment due to COVID-19 as well as unfavourable channel mix development.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 11 of 36
BIOPHARM
Biopharm, sales development
Sales of biopharm products decreased by 1% measured in Danish kroner and increased by 1% at CER to DKK 18,926 million. The sales growth at CER was driven by International Operations. Sales growth was driven by Growth Disorders and the launches of new haemophilia products, offset by declining sales of NovoSeven®. Sales growth was negatively impacted by lower demand due to COVID-19.

Biopharm, development per geographical area	Biopharm, sales development

	Sales 2020 DKK million	Growth at CER

Global	18,926	1%
International Operations	11,648	5%
- EMEA	6,685	4%
- Region China	432	33%
- Rest of World	4,531	5%
North America Operations	7,278	(6%)
- The US	6,737	(6%)

Haemophilia
Sales of haemophilia products decreased by 6% measured in Danish kroner and by 4% at CER to DKK 9,662 million. The decreasing sales were driven by declining NovoSeven® sales, while the haemophilia A and B franchises grew driven by the continued global roll-out of Esperoct® and Refixia®.

Sales of NovoSeven® decreased by 11% measured in Danish kroner and by 9% at CER to DKK 7,203 million. The sales development was driven by declining sales in North America Operations, Rest of World and EMEA, partially offset by increasing sales in Region China, reflecting timing of shipments. The declining sales partly reflect reduced elective surgeries and bleedings due to COVID-19.

Sales of NovoEight® decreased by 4% measured in Danish kroner and by 1% at CER to DKK 1,462 million. The decreasing sales were driven by declining sales in EMEA and the US, partly offset by increased sales in Rest of World. The NovoEight® sales decrease was offset by Esperoct®, the long-acting haemophilia A treatment, which has now been launched in 19 countries.

Sales of Refixia® increased to DKK 518 million. Sales growth was driven by continued uptake in Rest of World and EMEA as well as continued uptake in North America Operations. Refixia® has been launched in 25 countries.

Growth disorders (Norditropin®)
Sales of Norditropin® increased by 6% measured in Danish kroner and by 8% at CER to DKK 7,704 million. The sales increase was driven by International Operations increasing by 16%, partially offset by North America Operations declining by 4% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 36.0% compared to 33.0% a year ago, driven by new indications and the global roll-out of the next-generation device. Sales growth was positively impacted by additional demand, following supply challenges for competing products in select countries.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 12 of 36
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 4% measured in Danish kroner and by 5% at CER to DKK 20,932 million, resulting in an unchanged gross margin of 83.5% measured in Danish kroner compared to 2019. The unchanged gross margin reflects productivity improvements and a positive product mix driven by increased GLP-1 sales. This is countered by a negative impact from lower realised prices in the US and a negative currency impact of 0.3 percentage point.

Sales and distribution costs increased by 3% measured in Danish kroner and by 6% at CER to DKK 32,928 million. The increase in costs is driven by North America Operations reflecting launch activities for Rybelsus® and continued promotional activities for Ozempic®, partly offset by lower promotional spend related to insulin. In International Operations, promotional spend is related to launch activities for Ozempic® and Rybelsus® as well as the continued roll-out of Saxenda®. COVID-19 resulted in a reduction of the activity level and delay of promotional activities.

Research and development costs increased by 9% measured in Danish kroner and by 10% at CER to DKK 15,462 million. The cost increase is driven by the amortisation of the priority review voucher for semaglutide 2.4 mg in obesity in the third quarter of 2020. Increased activities within Other serious chronic diseases are driving the cost increase following progression of the early pipeline within cardiovascular disease and stem cell projects as well as patient recruitment to the ongoing cardiovascular outcomes trials, SOUL and SELECT.

Administration costs decreased by 1% measured in Danish kroner and increased by 1% at CER to DKK 3,958 million, reflecting broadly unchanged spend across administrative areas.

Other operating income (net) was DKK 460 million compared with DKK 600 million in 2019 following reduced royalty income.

Operating profit increased by 3% measured in Danish kroner and by 7% at CER to DKK 54,126 million.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 996 million compared with a net loss of DKK 3,930 million in 2019.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 747 million compared with a net loss of DKK 3,212 million in 2019. This reflects losses on non-hedged currencies driven by significant depreciations of several emerging market currencies, partially offset by gains on hedged currencies.

As per the end of December 2020, a positive market value of financial contracts of approximately DKK 1.8 billion has been deferred for recognition in 2021.

The effective tax rate is 20.7% in 2020 compared with an effective tax rate of 19.8% in 2019. In 2019, a tax reform was passed in Switzerland which had positive impact on the effective tax rate, driven by a non-recurring increase to deferred tax assets.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 5.8 billion compared with DKK 8.9 billion in 2019. The lower capital expenditure was mainly related to lower investments in the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US, which is now in the final stages of construction.

Free cash flow of DKK 28.6 billion compared with DKK 34.5 billion in 2019. The decrease is reflecting purchase of intangible assets of DKK 16.3 billion, primarily related to the acquisitions of Corvidia Therapeutics Inc. and Emisphere Technologies Inc.

Novo Nordisk’s financial reserves were DKK 28.8 billion by end of December 2020 comprising cash at bank and undrawn credit facilities less overdrafts and loans repayable within 12 months.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 13 of 36
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2020
Sales in the fourth quarter of 2020 decreased by 1% measured in Danish kroner and increased by 5% at CER compared to the same period in 2019. Operating profit decreased by 6% measured in Danish kroner and increased by 5% at CER. The results in Danish kroner were negatively impacted by the depreciation of the US dollar versus the Danish krone by 5%.

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2020.

Sales split per geographical area	Sales Q4 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	15,430	1%	6%	54%
- EMEA	8,138	(1%)	3%	16%
- Region China	3,248	8%	9%	16%
- Rest of World	4,044	(1%)	10%	22%
North America Operations	16,708	(2%)	5%	46%
- The US	15,877	(2%)	5%	42%

Total sales	32,138	(1%)	5%	100%

The increased global sales of 5% (CER) were driven by increased Diabetes and Obesity care sales as increased GLP-1 sales of 27% (CER) were partially offset by insulin sales declining by 3% (CER) and Obesity care sales declining by 3% (CER). Biopharm sales declined 9% (CER). Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment, unemployment in the US and COVID-19-related destocking.

International Operations
Sales in International Operations increased by 1% measured in Danish kroner and by 6% at CER. Sales growth at CER was driven by all geographical areas. COVID-19 negatively impacted sales growth driven by fewer patients initiating treatment. Furthermore, sales growth was negatively impacted by timing of NovoSeven® shipments.

Sales growth was driven by Diabetes care growing by 8% (CER) driven by increased insulin sales growing by 6% (CER), GLP-1 sales growing by 18% (CER) and Obesity care increasing by 21% (CER). Biopharm sales decreased by 3% (CER) driven by lower haemophilia sales, reflecting timing of shipments, partially offset by increased Norditropin® sales.

North America Operations
Sales in North America Operations decreased by 2% measured in Danish kroner and increased by 5% at CER. Sales growth was negatively impacted by COVID-19 as fewer patients initiated treatment and unemployment increased, offset by rebate adjustments.

Sales growth was driven by GLP-1 growing by 30% (CER) reflecting the prescription volume growth, the uptake of Ozempic® and the launch of Rybelsus®. Insulin sales decreased by 16% (CER) driven by lower realised prices. Obesity care sales decreased by 13% (CER) reflecting fewer patients initiating treatment due to COVID-19 and lower realised prices. Biopharm sales decreased by 16% (CER) driven by lower Norditropin® sales, negatively impacted by rebate adjustments.

Costs and operating profit
The gross margin was 82.5% in the fourth quarter of 2020 compared with 83.2% in the same period last year. The decline of 0.7 percentage point of the gross margin reflects positive product mix and productivity, countered by a negative impact from lower realised prices in the US and a negative currency impact of 1.3% percentage points.

Sales and distribution costs increased by 2% measured in Danish kroner and by 9% at CER compared with the same period in 2019. The increase was driven by North America Operations reflecting the launch of Rybelsus® and promotional activities related to Ozempic®.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 14 of 36
Research and development costs increased by 2% measured in Danish kroner and by 6% at CER compared with the same period in 2019. The cost increase is driven by increased clinical trial activity and patient recruitment to the ongoing cardiovascular outcome trials, SOUL and SELECT, partly offset by lower costs following the conclusion of the semaglutide obesity pivotal phase 3a programme, STEP.
Administrative costs decreased by 3% measured in Danish kroner and increased by 1% at CER compared with the same period in 2019.

Other operating income (net) of DKK 106 million in the fourth quarter of 2020 compared with DKK 43 million in the same period last year reflecting increased royalty income.
Operating profit decreased by 6% measured in Danish kroner and increased by 5% at CER compared with the same period in 2019.

Fnancial items (net) showed a net gain of DKK 824 million compared with a net loss of DKK 794 million in the fourth quarter of 2019, mainly reflecting gains associated with foreign exchange hedging contracts, primarily related to the US dollar versus the Danish krone.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 15 of 36
EQUITY AND CAPITAL ALLOCATION

Total equity was DKK 63,325 million at the end of 2020, equivalent to 43.7% of total assets, compared with 45.8% at the end of 2019. Please refer to appendix 5 for further elaboration of changes in equity.

2020 share repurchase programme
On 3 November 2020, Novo Nordisk announced a share repurchase programme of up to DKK 2.7 billion to be executed from 4 November 2020 to 1 February 2021, as part of an overall programme of up to DKK 17 billion to be executed during a 12-month period beginning 5 February 2020. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 6,368,649 B shares for an amount of DKK 2.7 billion in the period from 4 November 2020 to 1 February 2021. The programme was concluded on 1 February 2021.

As of 1 February 2021, Novo Nordisk A/S has repurchased a total of 39,954,171 B shares equal to a transaction value of DKK 17.0 billion under the DKK 17 billion programme beginning 5 February 2020.

As of 1 February 2021, Novo Nordisk and its wholly-owned affiliates owned 39,892,308 of its own B shares, corresponding to 1.7% of the total share capital.

Proposed final dividend of DKK 5.85 for each Novo Nordisk A and B share of DKK 0.20
At the Annual General Meeting on 25 March 2021, the Board of Directors will propose a final dividend of DKK 5.85 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2020 of DKK 9.10 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 3.25 for each Novo Nordisk A and B share of
DKK 0.20, which was paid in August 2020, and the proposed final dividend of DKK 5.85 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2021. Hence, the total dividend is expected to increase by 9.0%
compared with the 2019 dividend of DKK 8.35 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2020 corresponds to a payout ratio of 50.0%, which is similar to the payout ratio for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2019. No dividend will be paid on the company’s holding of own B shares.

2021 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 17 billion to be executed during the coming 12 months. The total programme may be reduced in size, in case of significant business development transactions during 2021

As part of the up to DKK 17 billion 2021 share repurchase programme, Novo Nordisk A/S will initiate a new share repurchase programme for an amount of up to DKK 3.0 billion in accordance with Article 5 of Regulation No
596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated
Regulation (EU) 2016/1052 of 8 March 2016 (the 'Safe Harbour Rules'). For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Danmark, filial af Skandinaviska Enskilda Banken AB (SEB), as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, SEB will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 3 February 2021, and ending on 3 May 2021.

A maximum of 190,000,000 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 16 of 36

Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk
Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2021, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.1% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo
Nordisk share capital around 28%.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Financial Information
Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 17 of 36
OUTLOOK
OUTLOOK 2021
The current expectations for 2021 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 3 February 2021

Sales growth
at CER	5% to 9%
as reported	Around 4 percentage points lower than at CER

Operating profit growth
at CER	4% to 8%
as reported	Around 6 percentage points lower than at CER

Financial items (net)	Gain of around DKK 0.7 billion

Effective tax rate	20% to 22%

Capital expenditure (PP&E)	Around DKK 8.0 billion

Depreciation, amortisation and impairment losses	Around DKK 6 billion

Free cash flow	DKK 36-41 billion

For 2021, sales growth is expected to be 5% to 9% at CER. The guidance reflects expectations for continued sales growth in International Operations in line with the strategic aspiration of 6-10% growth as well as growth in North America Operations. The guidance reflects expectations for sales growth within Diabetes care, mainly driven by the GLP-1 products Ozempic® and Rybelsus®, as well as growth within Obesity care. Intensifying competition within both Diabetes care and Biopharm is also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 4 percentage points lower than at CER.

Operating profit growth is expected to be 4% to 8% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units, including the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building an anti-obesity market and the expected launch of semaglutide 2.4 mg in the US. Furthermore, resources are allocated to both early and late-stage pipeline activities, including expected initiations of several phase 3a clinical trial programmes in 2021. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 6 percentage points lower than at CER, mainly driven by the spot rate of the USD being 615 versus an average of 654 in 2020.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US, which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. Consequently, volatility in quarterly results should be expected.

For 2021, Novo Nordisk expects financial items (net) to amount to a gain of around DKK 0.7 billion, reflecting the expected hedging gains of DKK 1.1 billion mainly related to the US dollar with a hedging period of 11 months and associated hedging costs.

The effective tax rate for 2021 is expected to be in the range of 20-22%.

Capital expenditure is expected to be around DKK 8.0 billion in 2021, primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production at existing manufacturing sites within Diabetes care. The expected increase in capital expenditure reflects progress of R&D projects based on the oral technology platform.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 18 of 36
Depreciation, amortisation and impairment losses are expected to be around DKK 6.0 billion. The increase in depreciation, amortisation and impairment losses in 2021 reflects depreciation of the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US. The free cash flow is expected to be DKK 36-41 billion. The increase in free cash flow compared to 2020 reflects the impact from the acquisitions in 2020.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2021, including the potential implications from major healthcare reforms, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of significant business development transactions during the remainder of 2021.

FX	Q4 2020	Q4 2019	% change	2020	2019	% change	Spot rate 28 January 2021

USD	625	675	(7%)	654	667	(2%)	615
CNY	94	96	(2%)	95	97	(2%)	95
JPY	5.98	6.21	(4%)	6.13	6.12	—%	5.89
CAD	479	511	(6%)	488	503	(3%)	478
GBP	824	868	(5%)	839	852	(2%)	839

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 1,900 million	11
CNY[2]	DKK 460 million	5
JPY	DKK 200 million	12
CAD	DKK 140 million	9
GBP	DKK 110 million	10

1) As of 28 January 2021.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 19 of 36
RESEARCH & DEVELOPMENT UPDATE
Diabetes care
Phase 3b trial with high-dose Ozempic® successfully completed and label expansion applications submitted in the EU and the US
On 17 November 2020, Novo Nordisk announced the headline results from the SUSTAIN FORTE trial. SUSTAIN FORTE was a phase 3b, efficacy and safety trial with once-weekly semaglutide 2.0 mg vs once-weekly semaglutide 1.0 mg. The trial was a 40-week study in 961 people with type 2 diabetes in need for treatment intensification. The trial achieved its primary endpoint by demonstrating a statistically significant and superior reduction in HbA1c at week 40 with semaglutide 2.0 mg compared to semaglutide 1.0 mg. For more information, please read the company announcement here: www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=34777 (the contents of the company’s website do not form a part of this Form 6-K).

On 29 December 2020 and 20 January 2021, respectively, Novo Nordisk announced the submissions of label extension applications to the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA) for Ozempic® to introduce the 2.0 mg dose. For more information, please read the company announcements at: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=40773 (the contents of the company’s website do not form a part of this Form 6-K) and https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=43581 (the contents of the company’s website do not form a part of this Form 6-K).

Phase 3b trial initiated with higher doses of oral semaglutide in people with type 2 diabetes
In January 2021, Novo Nordisk initiated a phase 3a trial with higher doses of oral semaglutide than currently marketed. The objective of the trial is to assess the safety and efficacy of oral semaglutide 25 mg and 50 mg once daily versus oral semaglutide 14 mg once daily in people with type 2 diabetes. The 68-week trial is expected to enrol approximately 1,600 people.

Phase 3a development programme initiated with once-weekly insulin icodec
In December 2020, Novo Nordisk initiated the first phase 3a trial ONWARDS 1 for insulin icodec. ONWARDS 1 is a 78-week trial comparing the efficacy and safety of once-weekly insulin icodec with once-daily insulin glargine U100 both in combination with non-insulin anti-diabetic treatment in approximately 970 insulin-naïve people with type 2 diabetes.

ONWARDS 1 is the first of six trials from the ONWARDS programme. The remaining five trials ONWARDS 2-6 are planned to be initiated in 2021.

ONWARDS 2 is a 26-week trial comparing once-weekly insulin icodec with once-daily insulin degludec. The objective of the trial is to assess the efficacy and safety of insulin icodec in people with type 2 diabetes treated with basal insulin. The trial is expected to enrol approximately 520 people.

ONWARDS 3 is a 26-week trial comparing once-weekly insulin icodec with once-daily insulin degludec. The objective of the trial is to assess the efficacy and safety of insulin icodec in insulin-naïve people with type 2 diabetes. The trial is expected to enrol approximately 580 people.

ONWARDS 4 is a 26-week trial comparing once-weekly insulin icodec with once-daily insulin degludec, both in combination with mealtime insulin. The objective of the trial is to assess the efficacy and safety of insulin icodec in people with type 2 diabetes treated with basal and bolus insulin. The trial is expected to enrol approximately 580 people.

ONWARDS 5 is a 26-week trial comparing once-weekly insulin icodec with once-daily basal insulin. The objective of the trial is to assess the effectiveness and safety of insulin icodec, with an app providing dosing recommendation, in insulin-naïve people with type 2 diabetes in a clinical practice setting. The trial is expected to enrol approximately 1,100 people.

ONWARDS 6 is a 52-week trial comparing once-weekly insulin icodec with once-daily insulin degludec, both in combination with mealtime insulin. The objective of the trial is to assess the efficacy and safety of insulin icodec in people with type 1 diabetes. The trial is expected to enrol approximately 580 people.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 20 of 36
Phase 1 trial initiated with Ideal Pump insulin (Insulin 119)
In November 2020, Novo Nordisk initiated the first human dose trial with Insulin 119. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of Insulin 119 compared to faster-acting insulin aspart in people with type 1 diabetes.

Phase 1 trial initiated with DNA immunotherapy
In December 2020, Novo Nordisk initiated the first human dose trial with tolerogenic DNA plasmid, a plasmid vector designed to transfer DNA into cells, where it can re-educate the immune system to halt the attack on insulin-producing beta cells. The objective of the trial is to investigate the safety, tolerability, target engagement and pharmacokinetics of the DNA plasmid administered subcutaneously once weekly in people diagnosed with type 1 diabetes in the past 48 months.

Obesity care
Submissions of semaglutide 2.4 mg in the US and the EU
On 4 and 18 December, Novo Nordisk submitted regulatory applications for semaglutide 2.4 mg in obesity to the US FDA and EMA, respectively. In the US, a priority review voucher was applied to the new drug application (NDA) and the anticipated review time is six months from the submission date, according to standard FDA timelines. The submissions are based on the results from the STEP phase 3a clinical trial programme, which included more than 4,500 adults with obesity or overweight. For more information, please read the company announcements https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=37551 (the contents of the company’s website do not form a part of this Form 6-K) and https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=39374 (the contents of the company’s website do not form a part of this Form 6-K).

Biopharm
Sogroya® approved in Japan and obtained a positive opinion in the EU for adults with growth hormone deficiency
In January 2021, once-weekly somapacitan was approved in Japan and obtained positive opinion in the EU under the brand name Sogroya® for substitution of endogenous growth hormone in adults with growth hormone deficiency (AGHD). The approvals are based on results from the REAL programme where the global pivotal trial enrolled 301 treatment-naïve adults with growth hormone deficiency. Sogroya® administered once-weekly demonstrated superiority over placebo on the primary endpoint, change in truncal fat percentage.

NovoEight® approved in China
In January 2021, turoctocog alfa (NovoEight®) was approved by the China Center of Drug Evaluation for the treatment of people with haemophilia A. The approval is based on the results from the Guardian 7 trial in Chinese people with haemophilia A. Novo Nordisk expects to launch NovoEight® in China in the second half of 2021.

Other serious chronic diseases
Semaglutide in NASH phase 2 proof-of-concept trials in combination with Gilead successfully completed
In September 2020, Novo Nordisk completed the phase 2 proof-of-concept (PoC) trial investigating combinations of semaglutide and two small molecule inhibitors from Gilead. The PoC trial investigated safety and tolerability of semaglutide (2.4 mg) in combination with the acetyl-CoA carboxylase (ACC) inhibitor, firsocostat, and/or the selective nonsteroidal farnesoid X receptor (FXR) agonist, cilofexor, in 108 people with NASH. The trial met its primary endpoint by demonstrating that in people with NASH and mild to moderate fibrosis all regimens were well tolerated. Following the completion of the trial, further clinical development is now being evaluated. For more information abut the study, please read the press release https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=34520 (the contents of the company’s website do not form a part of this Form 6-K).

Decision to initiate phase 3 development in Alzheimer's disease with oral semaglutide
On 16 December 2020, Novo Nordisk announced the decision to initiate a pivotal phase 3a programme with oral semaglutide 14 mg with approximately 3,700 people with Alzheimer’s disease. The decision follows evaluation of GLP-1 data from preclinical models, real-world evidence studies, post-hoc analysis of data from large cardiovascular outcomes trials, as well as discussions with regulatory authorities. The programme is planned for initiation in the first half of 2021 and will investigate the efficacy and safety of once-daily oral semaglutide, compared to placebo. For more information, please read the company announcement https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=39097 (the contents of the company’s website do not form a part of this Form 6-K).

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 21 of 36
Technology platforms
Acquisition of Emisphere Technologies Inc.
On 6 November 2020, Novo Nordisk announced that it had entered into a definitive agreement to acquire Emisphere Technologies Inc. (Emisphere). Novo Nordisk and Emisphere have collaborated since 2007 and Emisphere’s proprietary drug delivery technology Eligen® SNAC is used by Novo Nordisk in the oral formulation of oral semaglutide, which is marketed and sold under the brand name Rybelsus®. With the acquisition, Novo Nordisk eliminates future royalty obligations and obtains full access to the Eligen® SNAC technology platform, thereby enabling Novo Nordisk to expand the portfolio of oral biologic pipeline assets across therapy areas. The acquisition was completed on 8 December 2020. For more information, please read the press releases https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=33374 (the contents of the company’s website do not form a part of this Form 6-K) and https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=38064 (the contents of the company’s website do not form a part of this Form 6-K).

SUSTAINABILITY UPDATE

ENVIRONMENTAL PERFORMANCE	2020	2019	2018	2017	2016	% change 2019 to 2020

Resources

Energy consumption for operations (1,000 GJ)	3,191	2,993	3.099	—	—	7%
Share of renewable power for production sites	100%	76%	77%	79%	78%
Water consumption for production sites (1,000 m3)	3,368	3,149	3,101	3,276	3,293	7%

Emissions and waste

CO2 emissions from operations and transportation (1,000 tonnes)	170	306	278	—	—	(44%)
Waste from production sites (1,000 tonnes)	141	124	142	157	153	14%
SOCIAL PERFORMANCE

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in millions)	32.8	30.0	29.2	27.7	28.0	9%
- Hereof reached via the Novo Nordisk Access to Insulin Commitment (estimate in millions)	3.2	2.9	0.3	0.3	—	10%
Children reached through the Changing Diabetes in Children programme (CDiC) (cumulative)	28,296	25,695	22,876	17,638	14,648	10%

Employees
Employees (FTE)	44,723	42,703	42,672	42,076	41,971	5%
Employee turnover	7.9%	11.4%	11.7%	11.0%	9.7%
GOVERNANCE PERFORMANCE

Relevant employees trained in business ethics	99%	99%	99%	99%	99%
Product recalls	0	4	3	6	6
Failed inspections	0	0	0	0	0
Company trust (scale 0-100)	80.6	78.2	84.5	82.2	—

Environment
Resources
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero; progress is measured on use of resources, emissions and waste.

In 2020, the energy consumption from operations was 3,191,000 GJ, an increase of 7%, compared with 2019, primarily due to a new production site in North Carolina, US.

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Financial report for the period 1 January 2020 to 31 December 2020	Page 22 of 36

The ambition of sourcing 100% renewable power across global production was achieved when a new solar facility went online powering our entire US operations. Furthermore, in September 2020, Novo Nordisk set a target to ensure all direct suppliers supply the company based on 100% renewable power by 2030.

Water consumption at production sites was 3,368,000 cubic meters, an increase of 7% compared with 2019 due to the new production site in North Carolina. Four production locations are in areas subject to water stress or high seasonal variations, accounting for 11% of the total water consumption.

Waste
In 2020, total CO2 emissions across our operations and transportation were 170,000 tonnes of CO2, representing a 44% decrease from 2019, primarily due to the implementation of renewable energy projects and impacts on travel due to COVID-19. Production sites had a total of 141,000 tonnes of waste, an increase of 14% compared to 2019. This increase was due to increased production in Kalundborg, Denmark. 93% of waste arising from the production was recycled, converted to biogas or incinerated in waste-to-energy plants. During 2020, less than 1% (1,000 tonnes) of waste was sent to landfill.

Social
Patients
In 2020, Novo Nordisk launched a new social responsibility strategy, Defeat Diabetes. In 2020, Novo Nordisk provided medical treatment to an estimated total of 32.8 million people living with diabetes. An increase of 9% from 2019.

Further, Novo Nordisk strengthened the Access to Insulin Commitment by lowering the ceiling price (the maximum price within the commitment) from USD 4 to USD 3 per human insulin vial in 76 countries. This covers Least Developed Countries as defined by the UN, other low-income countries as defined by the World Bank, and middle-income countries in which large low-income populations lack sufficient health coverage, as well as selected humanitarian organisations. An estimated 3.2 million people were treated with insulin under this commitment in 2020, of whom approximately 200,000 were reached via humanitarian organisations. Beyond this commitment, Novo Nordisk sold human insulin at or below the ceiling price in other countries, reaching an estimated 3.1 million people during 2020. In addition, approximately 1.1 million people were reached through affordability offerings in the US in 2020.

Novo Nordisk has an ambition that no child should die from type 1 diabetes. To achieve this, the Changing Diabetes in Children programme was expanded with the aim of reaching 100,000 children by 2030. By 2020, a total of 28,309 children were reached across 14 countries.

Employees
The number of full-time employees at the end of 2020 increased by 4.7% compared to 12 months ago. The total number of employees was 44,893 corresponding to 44,723 full-time positions. The increase in employees in Novo Nordisk is mainly driven by International Operations, Product Supply and IT as well as R&D. The turnover was 7.9% in 2020 compared with 11.4% in 2019.

Governance
In 2020, 99% of employees completed and documented their Business Ethics training, with the remaining 1% missing mainly due to employees being on leave.

Novo Nordisk had no product recalls from the market and no failed inspections in 2020.

The level of trust in Novo Nordisk among key stakeholders – people with diabetes, general practitioners and diabetes specialists – is an indicator of the extent to which Novo Nordisk is living up to stakeholders’ expectations. The trust score, measured on a scale of 0-100, increased to 80.6 in 2020 from 78.2 in 2019.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 23 of 36
CORPORATE GOVERNANCE
Changes in Novo Nordisk management
After a distinguished career of more than 30 years with Novo Nordisk, hereof 20 years as CSO, Mads Krogsgaard Thomsen will retire from his current position by end of February 2021 and take up the position as chief executive officer of the Novo Nordisk Foundation. Consequently, as of 1 March 2021, Research and Development will be reorganised into two separate areas:

•Research & Early Development, headed up by Marcus Schindler, currently senior vice president (SVP) of Global Drug Discovery, who is promoted EVP and CSO
•Development, headed up by Martin Holst Lange, currently SVP of Global Development, who is promoted to EVP

Before joining Novo Nordisk in 2018, Marcus Schindler held various leadership roles in the pharmaceutical industry, working both in international large pharma and biotech companies including Astra Zeneca and Boehringer Ingelheim. Marcus is a German national and received his PhD in pharmacology from the University of Cambridge, UK, and holds a position as adjunct professor of pharmacology at the University of Gothenburg, Sweden.

Martin Holst Lange joined Novo Nordisk in 2002 as international medical officer and has since held various positions of increasing importance and complexity within Development. From 2006-2008, he worked as senior medical director at Novo Nordisk Inc in the US. In 2018, Martin was promoted to SVP of Global Development in Novo Nordisk. Martin is a Danish national and received his PhD in endocrinology from University of Copenhagen, Denmark.

With these changes, Executive Management will have the following members as of 1 March 2021:

•Lars Fruergaard Jørgensen, president and CEO
•Monique Carter, EVP, People & Organisation
•Maziar Mike Doustdar, EVP, International Operations (based in Zurich, Switzerland)
•Ludovic Helfgott, EVP, Biopharm (based in Zurich, Switzerland)
•Karsten Munk Knudsen, EVP, chief financial officer
•Doug Langa, EVP, North America Operations (based in Princeton, New Jersey, US)
•Martin Holst Lange, EVP, Development
•Marcus Schindler, EVP, CSO, Research & Early Development
•Camilla Sylvest, EVP, Commercial Strategy and Corporate Affairs
•Henrik Wulff, EVP, Product Supply, Quality & IT

Only Danish-based members of Executive Management are registered with the Danish Business Authority

Board of Directors and Executive management remuneration
Long-term incentive programme 2021
The Board of Directors has established a long-term incentive programme for 2021 covering Executive Management and - in line with previous years - a number of mid to senior managers (in total approximately 1,200 employees) with a three-year performance period (2021-2023). The measures are linked to the Strategic Aspirations 2025. Within Purpose & Sustainability measures are linked to environmental, social and governance activities and within Innovation & Therapeutic Focus the measures include key R&D activities. For Commercial Execution, the measure is sales growth and for Financials the measure is operating profit growth.

Around 960,000 Novo Nordisk shares may be allocated at target (at maximum target achievement the number of shares is around 2,500,000), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (3 February to 17 February 2021) following the release of the annual report for 2020. It is currently estimated that the value at target is approximately DKK 400 million.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 24 of 36
Remuneration Report 2020
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2020 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report is available at: https://www.novonordisk.com/about/corporate-governance/remuneration.html (the contents of the company’s website do not form a part of this Form 6-K).

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 25 of 36
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have approved the Annual Report 2020 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial statement containing condensed financial information for 2020.

The consolidated financial statements in the Annual Report 2020 have been prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)
and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2020, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2020 and additional
Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2020 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 3 February 2021

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 26 of 36
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
10 February 2021	Deadline for shareholder proposals to the Annual General Meeting
25 March 2021	Annual General Meeting
5 May 2021	Financial statement for the first three months of 2021
5 August 2021	Financial statement for the first six months of 2021
3 November 2021	Financial statement for the first nine months of 2021

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2020 and Form 20-F both expected to be filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 27 of 36
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2020				2019				Q4 2020 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2019

Net sales	32,138	30,927	30,006	33,875	32,417	30,277	30,036	29,291	(1%)

Gross profit	26,519	25,772	25,234	28,489	26,985	25,202	25,187	24,559	(2%)
Gross margin	82.5%	83.3%	84.1%	84.1%	83.2%	83.2%	83.9%	83.8%

Sales and distribution costs	9,766	8,174	7,398	7,590	9,536	7,761	7,580	6,946	2%
Percentage of sales	30.4%	26.4%	24.7%	22.4%	29.4%	25.6%	25.2%	23.7%
Research and development costs	4,483	3,911	3,291	3,777	4,384	3,601	3,557	2,678	2%
Percentage of sales	13.9%	12.6%	11.0%	11.1%	13.5%	11.9%	11.8%	9.1%
Administrative costs	1,198	1,006	827	927	1,235	1,009	852	911	(3%)
Percentage of sales	3.7%	3.3%	2.8%	2.7%	3.8%	3.3%	2.8%	3.1%
Other operating income, net	106	127	120	107	43	88	254	215	147%

Operating profit	11,178	12,808	13,838	16,302	11,873	12,919	13,452	14,239	(6%)
Operating margin	34.8%	41.4%	46.1%	48.1%	36.6%	42.7%	44.8%	48.6%

Financial income	1,352	162	97	17	20	17	15	13	N/A
Financial expenses	528	279	519	1,298	814	829	1,322	1,030	(35%)
Financial items (net)	824	(117)	(422)	(1,281)	(794)	(812)	(1,307)	(1,017)	(204%)

Profit before income taxes	12,002	12,691	13,416	15,021	11,079	12,107	12,145	13,222	8%

Income taxes	2,684	2,393	2,791	3,124	2,362	1,913	2,550	2,777	14%

Net profit	9,318	10,298	10,625	11,897	8,717	10,194	9,595	10,445	7%

Depreciation, amortisation and impairment losses	1,379	2,130	1,158	1,086	1,398	2,095	1,110	1,058	(1%)
Capital expenditure[1]	1,518	1,401	1,239	1,667	1,907	2,234	2,147	2,644	(20%)
Net cash generated from operating activities	172	17,506	24,261	10,012	5,165	16,688	15,039	9,890	(97%)
Free cash flow	(12,994)	11,224	22,666	7,669	1,737	14,039	12,020	6,655	N/A

Total assets	144,922	139,947	136,121	126,256	125,612	124,908	117,909	110,135	15%
Total equity	63,325	59,573	60,054	54,399	57,593	52,953	53,085	47,319	10%
Equity ratio	43.7%	42.6%	44.1%	43.1%	45.8%	42.4%	45.0%	43.0%

Full-time equivalent employees end of period	44,723	44,326	43,526	43,158	42,703	42,158	41,611	42,453	5%

Basic earnings per share/ADR (in DKK)	4.02	4.42	4.54	5.07	3.71	4.3	4.03	4.37	8%
Diluted earnings per share/ADR (in DKK)	4.01	4.42	4.53	5.05	3.70	4.29	4.03	4.36	8%
Average number of shares outstanding (million)	2,318.9	2,329.0	2,338.8	2,348.8	2,357.9	2,368.8	2,380.2	2,390.3	(2%)
Average number of diluted shares
outstanding (million)	2,325.1	2,335.1	2,344.9	2,354.8	2,363.3	2,373.2	2,383.5	2,394.6	(2%)

Sales by business segment:
Long-acting insulin	5,013	4,048	4,220	5,158	5,102	5,019	5,411	5,244	(2%)
Premix insulin	2,705	2,572	2,693	2,955	2,665	2,596	2,560	2,757	2%
Fast-acting insulin	4,231	4,589	4,379	5,114	4,936	4,632	4,758	4,977	(14%)
Human insulin	1,678	2,194	2,314	2,687	2,204	2,237	2,180	2,415	(24%)
Total insulin	13,627	13,403	13,606	15,914	14,907	14,484	14,909	15,393	(9%)
Total GLP-1	11,780	10,651	9,425	9,975	9,842	8,492	7,740	7,147	20%
Other Diabetes care	975	954	977	1,125	1,017	1,038	1,125	1,067	(4%)
Total Diabetes care	26,382	25,008	24,008	27,014	25,766	24,014	23,774	23,607	2%
Obesity care (Saxenda®)	1,385	1,338	1,308	1,577	1,564	1,442	1,462	1,211	(11%)
Diabetes and Obesity care total	27,767	26,346	25,316	28,591	27,330	25,456	25,236	24,818	2%

Haemophilia	2,140	2,311	2,401	2,810	2,554	2,524	2,670	2,533	(16%)
Growth disorders (Norditropin®)	1,832	1,890	1,952	2,030	2,076	1,886	1,758	1,555	(12%)
Other Biopharm	399	380	337	444	457	411	372	385	(13%)
Biopharm total	4,371	4,581	4,690	5,284	5,087	4,821	4,800	4,473	(14%)

Sales by geographic segment:
International Operations[2]	15,430	15,988	16,115	18,296	15,351	15,261	15,565	15,387	1%
- EMEA	8,138	8,318	8,167	9,674	8,231	7,913	8,120	7,944	(1%)
- Region China	3,248	3,549	3,474	3,813	3,019	3,258	3,192	3,375	8%
- Rest of World	4,044	4,121	4,474	4,809	4,101	4,090	4,253	4,068	(1%)
North America Operations	16,708	14,939	13,891	15,579	17,066	15,016	14,471	13,904	(2%)
- The US	15,877	14,144	13,028	14,775	16,252	14,256	13,767	13,211	(2%)

Segment operating profit:
Diabetes and Obesity care	9,106	9,748	11,434	13,456	9,013	10,403	11,393	11,828	1%
Biopharm	2,072	3,060	2,404	2,846	2,860	2,516	2,059	2,411	(28%)

1) Cash-based capital expenditure (Purchase of property, plant and equipment).
2) Comparatives numbers have been restated following the re-organisation of International Operations in 2020.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 28 of 36
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2020	2019

Income statement

Net sales	126,946	122,021
Cost of goods sold	20,932	20,088

Gross profit	106,014	101,933

Sales and distribution costs	32,928	31,823
Research and development costs	15,462	14,220
Administrative costs	3,958	4,007
Other operating income, net	460	600

Operating profit	54,126	52,483

Financial income	1,628	65
Financial expenses	2,624	3,995

Profit before income taxes	53,130	48,553

Income taxes	10,992	9,602

NET PROFIT	42,138	38,951

Basic earnings per share (DKK)	18.05	16.41
Diluted earnings per share (DKK)	18.01	16.38

Segment Information

Segment sales:
Diabetes and Obesity care	108,020	102,840
Biopharm	18,926	19,181

Segment operating profit:
Diabetes and Obesity care	43,744	42,637
Operating margin	40.5%	41.5%

Biopharm	10,382	9,846
Operating margin	54.9%	51.3%

Total segment operating profit	54,126	52,483

Statement of comprehensive income

Net profit for the period	42,138	38,951

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	(67)	(187)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(1,689)	226
Cash flow hedges, realisation of previously deferred (gains)/losses	329	1,677
Cash flow hedges, deferred gains/(losses) incurred during the period	1,384	(329)
Other items	10	9
Tax on other comprehensive income, income/(expense)	(577)	(231)

Other comprehensive income for the period, net of tax	(610)	1,165
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	41,528	40,116

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 29 of 36
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2020	2019

Net profit	42,138	38,951

Adjustment for non-cash items:
Income taxes in the Income Statement	10,992	9,602
Depreciation, amortisation and impairment losses	5,753	5,661
Other non-cash items	7,849	7,032
Change in working capital	(4,353)	(3,388)
Interest received	100	64
Interest paid	(422)	(204)
Income taxes paid	(10,106)	(10,936)

Net cash generated from operating activities	51,951	46,782

Purchase of intangible assets	(16,256)	(2,299)
Proceeds from sale of property, plant and equipment	7	4
Purchase of property, plant and equipment	(5,825)	(8,932)
Proceeds from other financial assets	12	148
Purchase of other financial assets	—	(350)
Investment in associated company	(392)	(97)
Proceeds from the divestment of Group and associated companies	—	(3)
Dividend received from associated company	18	20

Net cash used in investing activities	(22,436)	(11,509)

Purchase of treasury shares	(16,855)	(15,334)
Dividends paid	(20,121)	(19,409)
Repayment of borrowings	(950)	(822)
Proceeds from borrowings	5,682	81

Net cash used in financing activities	(32,244)	(35,484)

NET CASH GENERATED FROM ACTIVITIES	(2,729)	(211)

Cash and cash equivalents at the beginning of the year	15,411	15,629
Exchange gain/(loss) on cash and cash equivalents	(456)	(7)

Cash and cash equivalents at the end of the period	12,226	15,411

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 30 of 36
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2020	31 Dec 2019

ASSETS

Intangible assets	20,657	5,835
Property, plant and equipment	50,269	50,551
Investments in associated companies	582	474
Deferred income tax assets	5,865	4,121
Other receivables and prepayments	674	841
Other financial assets	1,066	1,334

TOTAL NON-CURRENT ASSETS	79,113	63,156

Inventories	18,536	17,641
Trade receivables	27,734	24,912
Tax receivables	289	806
Other receivables and prepayments	4,161	3,434
Derivative financial instruments	2,332	188
Cash at bank	12,757	15,475

TOTAL CURRENT ASSETS	65,809	62,456
TOTAL ASSETS	144,922	125,612

EQUITY AND LIABILITIES

Share capital	470	480
Treasury shares	(8)	(10)
Retained earnings	63,774	57,817
Other reserves	(911)	(694)

TOTAL EQUITY	63,325	57,593

Borrowings	2,897	3,009
Deferred income tax liabilities	2,502	80
Retirement benefit obligations	1,399	1,334
Provisions	4,526	4,613

Total non-current liabilities	11,324	9,036

Borrowings	7,459	1,474
Trade payables	5,717	6,358
Tax payables	3,913	4,212
Other liabilities	17,005	15,085
Derivative financial instruments	1,365	734
Provisions	34,814	31,120

Total current liabilities	70,273	58,983

TOTAL LIABILITIES	81,597	68,019

TOTAL EQUITY AND LIABILITIES	144,922	125,612

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 31 of 36
APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

2020

Balance at the beginning of the year	480	(10)	57,817	(839)	(329)	474	(694)	57,593
Net profit			42,138					42,138
Other comprehensive income			(67)	(1,689)	1,713	(567)	(543)	(610)

Total comprehensive income			42,071	(1,689)	1,713	(567)	(543)	41,528

Transfer of cash flow hedge reserve to intangible assets					418	(92)	326	326
Transactions with owners:
Dividends			(20,121)					(20,121)
Share-based payments			823					823
Tax related to restricted stock units			31					31
Purchase of treasury shares		(8)	(16,847)					(16,855)
Reduction of the B share capital	(10)	10						—

Balance at the end of the year	470	(8)	63,774	(2,528)	1,802	(185)	(911)	63,325

At the end of the year proposed final dividends (not yet declared) of DKK 13,496 million (5.85 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.
				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

2019

Balance at the beginning of the year	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit			38,951					38,951
Other comprehensive income			(187)	226	1,348	(222)	1,352	1,165

Total comprehensive income			38,764	226	1,348	(222)	1,352	40,116

Transactions with owners:
Dividends			(19,409)					(19,409)
Share-based payments			363					363
Tax related to restricted stock units			18					18
Purchase of treasury shares		(9)	(15,325)					(15,334)
Reduction of the B share capital	(10)	10						—

Balance at the end of the year	480	(10)	57,817	(839)	(329)	474	(694)	57,593

At the end of the year proposed final dividends of DKK 12,551 million (5.35 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 32 of 36
APPENDIX 6: SALES SPLIT PER AREA

Q4 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,013	2,369	1,535	351	483	2,644	2,510
% change at CER	4%	11%	7%	49%	5%	(2%)	(2%)
Tresiba®	2,248	1,062	617	118	327	1,186	1,090
% change at CER	3%	26%	27%	—	1%	(11%)	(12%)
Xultophy®	602	463	396	—	67	139	134
% change at CER	8%	16%	4%	—	178%	(12%)	(13%)
Levemir®	2,163	844	522	233	89	1,319	1,286
% change at CER	3%	(5%)	(8%)	13%	(21%)	10%	11%
Premix insulin	2,705	2,447	684	1,190	573	258	251
% change at CER	7%	11%	(3%)	19%	17%	(19%)	(19%)
Ryzodeg®	324	324	69	13	242	—	—
% change at CER	42%	42%	55%	—	34%	—	—
NovoMix®	2,381	2,123	615	1,177	331	258	251
% change at CER	4%	7%	(7%)	18%	8%	(19%)	(19%)
Fast-acting insulin	4,231	2,638	1,616	512	510	1,593	1,497
% change at CER	(8%)	8%	3%	30%	7%	(27%)	(28%)
Fiasp®	364	241	217	—	24	123	115
% change at CER	(13%)	42%	30%	—	0%	(50%)	(52%)
NovoRapid®	3,867	2,397	1,399	512	486	1,470	1,382
% change at CER	(8%)	6%	0%	30%	3%	(24%)	(25%)
Human insulin	1,678	1,467	547	477	443	211	184
% change at CER	(18%)	(9%)	(5%)	(28%)	14%	(49%)	(52%)
Total insulin	13,627	8,921	4,382	2,530	2,009	4,706	4,442
% change at CER	(3%)	6%	2%	10%	11%	(16%)	(17%)
Victoza®	4,757	1,517	880	238	399	3,240	3,155
% change at CER	(7%)	(15%)	(20%)	0%	(11%)	(3%)	(2%)
Ozempic®	6,188	1,141	952	6	183	5,047	4,811
% change at CER	51%	140%	123%	—	236%	39%	39%
Rybelsus®	835	20	20	—	—	815	811
% change at CER	—	—	—	—	—	—	—
Total GLP-1	11,780	2,678	1,852	244	582	9,102	8,777
% change at CER	27%	18%	21%	2%	19%	30%	30%
Other Diabetes care[1]	975	696	178	342	176	279	242
% change at CER	1%	(7%)	(22%)	(5%)	13%	24%	32%
Total Diabetes care	26,382	12,295	6,412	3,116	2,767	14,087	13,461
% change at CER	9%	8%	6%	8%	13%	10%	10%
Obesity care (Saxenda®)	1,385	507	290	4	213	878	810
% change at CER	(3%)	21%	56%	67%	(5%)	(13%)	(15%)
Diabetes and Obesity care total	27,767	12,802	6,702	3,120	2,980	14,965	14,271
% change at CER	8%	8%	7%	8%	11%	8%	8%

Biopharm segment
Haemophilia[2]	2,140	1,195	715	104	376	945	881
% change at CER	(11%)	(14%)	(23%)	76%	(8%)	(6%)	(6%)
NovoSeven®	1,520	774	432	98	244	746	725
% change at CER	(17%)	(25%)	(33%)	74%	(24%)	(7%)	(7%)
NovoEight®	347	271	174	6	91	76	70
% change at CER	(9%)	2%	(11%)	150%	30%	(34%)	(36%)
Growth disorders (Norditropin®)	1,832	1,156	515	24	617	676	671
% change at CER	(6%)	12%	8%	118%	13%	(26%)	(26%)
Other Biopharm[3]	399	277	206	—	71	122	54
% change at CER	(9%)	1%	(7%)	0%	36%	(25%)	(41%)
Biopharm total	4,371	2,628	1,436	128	1,064	1,743	1,606
% change at CER	(9%)	(3%)	(12%)	84%	5%	(16%)	(17%)

Total sales	32,138	15,430	8,138	3,248	4,044	16,708	15,877
% change at CER	5%	6%	3%	9%	10%	5%	5%
% change as reported	(1%)	1%	(1%)	8%	(1%)	(2%)	(2%)
Share of growth	100%	54%	16%	16%	22%	46%	42%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 33 of 36

2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	18,439	9,959	6,451	1,471	2,037	8,480	7,962
% change at CER	(9%)	13%	11%	41%	7%	(26%)	(28%)
Tresiba®	8,968	4,407	2,574	418	1,415	4,561	4,191
% change at CER	(1%)	30%	31%	—	7%	(20%)	(22%)
Xultophy®	2,444	1,789	1,605	1	183	655	642
% change at CER	13%	22%	15%	—	142%	(7%)	(8%)
Levemir®	7,027	3,763	2,272	1,052	439	3,264	3,129
% change at CER	(22%)	(4%)	(8%)	10%	(12%)	(37%)	(37%)
Premix insulin	10,925	10,246	2,959	4,852	2,435	679	652
% change at CER	6%	9%	(2%)	15%	13%	(21%)	(21%)
Ryzodeg®	1,291	1,291	321	39	931	—	—
% change at CER	35%	35%	49%	—	27%	—	—
NovoMix®	9,634	8,955	2,638	4,813	1,504	679	652
% change at CER	3%	6%	(6%)	14%	5%	(21%)	(21%)
Fast-acting insulin	18,313	10,808	6,584	2,075	2,149	7,505	7,101
% change at CER	(3%)	8%	5%	20%	6%	(15%)	(16%)
Fiasp®	1,385	832	764	—	68	553	519
% change at CER	13%	37%	32%	—	128%	(10%)	(11%)
NovoRapid®	16,928	9,976	5,820	2,075	2,081	6,952	6,582
% change at CER	(4%)	6%	3%	20%	4%	(15%)	(16%)
Human insulin	8,873	7,339	2,370	2,655	2,314	1,534	1,431
% change at CER	2%	4%	(1%)	(5%)	22%	(7%)	(6%)
Total insulin	56,550	38,352	18,364	11,053	8,935	18,198	17,146
% change at CER	(3%)	9%	5%	13%	12%	(20%)	(22%)
Victoza®	18,747	7,095	4,251	1,033	1,811	11,652	11,292
% change at CER	(13%)	0%	(9%)	17%	17%	(19%)	(19%)
Ozempic®	21,211	3,634	3,112	10	512	17,577	16,650
% change at CER	93%	231%	223%	—	270%	78%	77%
Rybelsus®	1,873	36	36	—	—	1,837	1,826
% change at CER	—	—	—	—	—	—	—
Total GLP-1	41,831	10,765	7,399	1,043	2,323	31,066	29,768
% change at CER	29%	32%	31%	18%	41%	28%	27%
Other Diabetes care[1]	4,031	2,946	725	1,546	675	1,085	943
% change at CER	(3%)	(11%)	(29%)	(5%)	1%	29%	36%
Total Diabetes care	102,412	52,063	26,488	13,642	11,933	50,349	47,857
% change at CER	8%	11%	10%	11%	16%	5%	4%
Obesity care (Saxenda®)	5,608	2,118	1,124	10	984	3,490	3,230
% change at CER	3%	11%	18%	11%	4%	(1%)	(2%)
Diabetes and Obesity care total	108,020	54,181	27,612	13,652	12,917	53,839	51,087
% change at CER	8%	11%	10%	11%	15%	4%	4%

Biopharm segment
Haemophilia[2]	9,662	5,708	3,579	361	1,768	3,954	3,675
% change at CER	(4%)	(2%)	0%	27%	(8%)	(7%)	(7%)
NovoSeven®	7,203	3,996	2,352	345	1,299	3,207	3,089
% change at CER	(9%)	(9%)	(7%)	29%	(18%)	(10%)	(9%)
NovoEight®	1,462	1,127	790	16	321	335	312
% change at CER	(1%)	2%	(5%)	0%	23%	(10%)	(11%)
Growth disorders (Norditropin®)	7,704	4,832	2,220	66	2,546	2,872	2,854
% change at CER	8%	16%	15%	86%	17%	(4%)	(4%)
Other Biopharm[3]	1,560	1,108	886	5	217	452	208
% change at CER	(2%)	1%	0%	0%	7%	(8%)	(15%)
Biopharm total	18,926	11,648	6,685	432	4,531	7,278	6,737
% change at CER	1%	5%	4%	33%	5%	(6%)	(6%)

Total sales	126,946	65,829	34,297	14,084	17,448	61,117	57,824
% change at CER	7%	10%	9%	11%	12%	3%	3%
% change as reported	4%	7%	6%	10%	6%	1%	1%
Share of growth	100%	77%	34%	18%	25%	23%	18%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 34 of 36
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	2020	2019	% change 2020 to 2019

Net sales	126,946	122,021	4%
Effect of exchange rates	3,254	—
Sales at CER	130,200	122,021	7%

Operating profit at CER

DKK million	2020	2019	% change 2020 to 2019

Operating profit	54,126	52,483	3%
Effect of exchange rates	1,930	—
Operating profit at CER	56,056	52,483	7%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2020	2019

Net cash generated from operating activities	51,951	46,782
Net cash used in investing activities	(22,436)	(11,509)
Repayment on lease liabilities	(950)	(822)
Free cash flow	28,565	34,451

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Financial report for the period 1 January 2020 to 31 December 2020	Page 35 of 36

Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the year and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	2020	2019

Cash and cash equivalents	12,226	15,411
Undrawn committed credit facility	11,531	11,578
Undrawn bridge facility	5,577	—
Borrowings	(576)	(595)
Financial reserves	28,758	26,394

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Company announcement No 6 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 36 of 36
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)

Q4 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,102	2,252	1,501	239	512	2,850	2,715
Tresiba®	2,311	884	498	29	357	1,427	1,336
Xultophy®	584	413	386	—	27	171	168
Levemir®	2,207	955	617	210	128	1,252	1,211
Premix insulin	2,665	2,331	779	1,020	532	334	326
Ryzodeg®	246	246	53	3	190	—	—
NovoMix®	2,419	2,085	726	1,017	342	334	326
Fast-acting insulin	4,936	2,572	1,649	400	523	2,364	2,258
Fiasp®	439	173	169	—	4	266	258
NovoRapid®	4,497	2,399	1,480	400	519	2,098	2,000
Human insulin	2,204	1,733	604	677	452	471	442
Total insulin	14,907	8,888	4,533	2,336	2,019	6,019	5,741
Victoza®	5,427	1,871	1,134	243	494	3,556	3,441
Ozempic®	4,365	502	433	—	69	3,863	3,699
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	9,842	2,373	1,567	243	563	7,469	7,190
Other Diabetes care	1,017	778	244	367	167	239	196
Total Diabetes care	25,766	12,039	6,344	2,946	2,749	13,727	13,127
Obesity care (Saxenda®)	1,564	472	200	3	269	1,092	1,025
Diabetes and Obesity care total	27,330	12,511	6,544	2,949	3,018	14,819	14,152

Biopharm segment
Haemophilia	2,554	1,471	963	59	449	1,083	1,019
NovoSeven®	1,959	1,089	682	57	350	870	844
NovoEight®	406	280	199	2	79	126	119
Growth disorders (Norditropin®)	2,076	1,085	493	11	581	991	986
Other Biopharm	457	284	231	—	53	173	95
Biopharm total	5,087	2,840	1,687	70	1,083	2,247	2,100

Total sales	32,417	15,351	8,231	3,019	4,101	17,066	16,252

2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	20,776	9,035	5,955	1,059	2,021	11,741	11,271
Tresiba®	9,259	3,477	1,983	87	1,407	5,782	5,500
Xultophy®	2,210	1,493	1,407	—	86	717	708
Levemir®	9,307	4,065	2,565	972	528	5,242	5,063
Premix insulin	10,578	9,707	3,160	4,306	2,241	871	839
Ryzodeg®	993	993	237	4	752	—	—
NovoMix®	9,585	8,714	2,923	4,302	1,489	871	839
Fast-acting insulin	19,303	10,304	6,422	1,753	2,129	8,999	8,592
Fiasp®	1,243	617	585	—	32	626	597
NovoRapid®	18,060	9,687	5,837	1,753	2,097	8,373	7,995
Human insulin	9,036	7,361	2,438	2,847	2,076	1,675	1,552
Total insulin	59,693	36,407	17,975	9,965	8,467	23,286	22,254
Victoza®	21,934	7,249	4,713	898	1,638	14,685	14,217
Ozempic®	11,237	1,143	969	—	174	10,094	9,599
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	33,221	8,392	5,682	898	1,812	24,829	23,866
Other Diabetes care	4,247	3,389	1,052	1,647	690	858	705
Total Diabetes care	97,161	48,188	24,709	12,510	10,969	48,973	46,825
Obesity care (Saxenda®)	5,679	2,083	981	9	1,093	3,596	3,348
Diabetes and Obesity care total	102,840	50,271	25,690	12,519	12,062	52,569	50,173

Biopharm segment
Haemophilia	10,281	5,946	3,646	284	2,016	4,335	4,031
NovoSeven®	8,119	4,502	2,577	269	1,656	3,617	3,454
NovoEight®	1,525	1,143	844	15	284	382	358
Growth disorders (Norditropin®)	7,275	4,225	1,960	36	2,229	3,050	3,035
Other Biopharm	1,625	1,122	912	5	205	503	247
Biopharm total	19,181	11,293	6,518	325	4,450	7,888	7,313

Total sales	122,021	61,564	32,208	12,844	16,512	60,457	57,486

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 6 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 3, 2021
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer